SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO ss. 240.13d-1(a) and
             AMENDMENTS THERETO FILED PURSUANT TO ss. 240.13d-2(a)

                               (Amendment No. 3)*

                               POKER MAGIC, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  73086A 10 1
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                                 (CUSIP Number)

                            Douglas Michael Polinsky
                        130 Lake Street West, Suite 300
                               Wayzata, MN 55391
                              Phone: 952-473-3442

                                With a copy to:
                            Paul D. Chestovich, Esq.
                       Maslon Edelman Borman & Brand, LLP
                        90 South 7th Street, Suite 3300
                             Minneapolis, MN 55402
                             Phone: (612) 672-8200
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 31, 2011
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            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 4 Pages)

CUSIP NO. 73086A 10 1                 13D                      PAGE 2 OF 4 PAGES
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1     NAMES OF REPORTING PERSONS

      Douglas Michael Polinsky
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)   |_|
(b)   |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS (See Instructions)

      OO - Stock Grant
      WC - with respect to shares held by Lantern Advisers LLC
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
      OR 2(e) |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                  7     SOLE VOTING POWER
  NUMBER OF
                        2,494,500 (see Item 5 (a) and (b))
   SHARES         --------------------------------------------------------------
                  8     SHARED VOTING POWER
BENEFICIALLY
                        5,000
OWNED BY EACH     --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
  REPORTING
                        2,494,500 (see Item 5 (a) and (b))
   PERSON         --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
    WITH
                        5,000
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,499,500
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions) |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.8%
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14    TYPE OF REPORTING PERSON (See Instructions)

      IN
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

ITEM 1. SECURITY AND ISSUER

      This statement relates to the common stock, of Poker Magic, a Minnesota corporation (the "Issuer"). The address of Issuer's principal executive offices is 130 Lake Street West, Suite 300, Wayzata, MN 55391.

ITEM 2. IDENTITY AND BACKGROUND

      This Schedule 13D amendment is being filed by Douglas M. Polinsky. Mr. Polinsky is Chairman of the Board and Chief Executive Officer of the Issuer. His business address is 130 Lake Street West, Suite 300, Wayzata, MN 55391.

      During the last five years, Mr. Polinsky has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the last five years, Mr. Polinsky has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Polinsky is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Not applicable

ITEM 4. PURPOSE OF TRANSACTION

      The Reporting Person has not formulated any definitive plans. However, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

      a.- b. The Reporting Person may be deemed to beneficially own 2,499,500 shares of the Issuer's common stock, which includes 763,500 shares held by Great North Capital Consultants, Inc., a Minnesota corporation of which Mr. Polinsky is the founder and Chief Executive Officer; and 1,591,000 shares held individually by Mr. Polinsky. Mr. Polinsky has sole voting and dispositive power over these shares. This also includes 5,000 shares held by Lantern Advisers LLC, a Minnesota Limited liability company ("Lantern") of which Mr. Polinsky is a member. Mr. Polinsky has shared voting and dispositive power with respect to the shares held by Lantern.

      The number of shares reported in Item 11 (on page 2), and indicated above, also includes 140,000 shares held by Mr. Polinsky's minor children. Mr. Polinsky has no pecuniary interest in these shares and disclaims beneficial ownership of these shares.

      Based upon information provided by the Issuer, as of February 3, 2012, there were 11,480,224 shares of common stock were issued and outstanding. Based on such report Mr. Polinsky owns 21.8% of the outstanding common shares of the Issuer.

      c.    TRANSACTIONS WITHIN THE LAST 60 DAYS

      As of December 31, 2011, the Reporting Person received 150,000 shares as compensation.

      d.    Not applicable.

      e.    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

      None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      None


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 16, 2012
                                        /s/ Douglas M. Polinsky
                                        ----------------------------------
                                        Douglas M. Polinsky